CUSIP No.  640518106


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                              Neoprobe Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    640518106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]   Rule 13d-1(b)

         [   ]   Rule 13d-1(c)

         [ x ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). 1.


                               Page 1 of 4 Pages

CUSIP No.  640518106


1.       Names of Reporting Person:

         Ma'aragim Enterprises Ltd.

         S.S. or I.R.S. Identification No. of Above Individual (optional):  N/A

2.       Check the Appropriate Box if a Member of a Group:

              (a)      [  ]
              (b)      [  ]

3.       SEC Use Only

4.       Citizenship or Place of Organization:   Israel

Number of Shares Beneficially Owned by Each Reporting Person With:

5.       Sole Voting Power:                 2,286,712

6.       Shared Voting Power:                       0

7.       Sole Dispositive Power:            2,286,712

8.       Shared Dispositive Power:                  0

9.       Aggregate Amount Beneficially Owned by Each Reporting Person: 2,286,712

10.      Check Box if the Aggregate Amount in Row (9) Excludes
         Certain Shares:  [  ]

11.      Percent of Class Represented by Amount in Row (9):  6.3%

12.      Type of Reporting Person:   CO



                               Page 2 of 4 Pages

CUSIP No.  640518106


ITEM 1.

         (a)      Name of Issuer:  Neoprobe Corporation

         (b)      Address of Issuer's Principal Executive Offices:

                  425 Metro Place North, Suite 300, Dublin, Ohio 43017

ITEM 2.

         (a)      Name of Persons Filing:  Ma'aragim Enterprises Ltd.

         (b)      Address of Principal Business Office, or, if  none, Residence:

                  c/o Naomi Assia Law Offices
                  32 Ha'Barzel Street
                  69710 Tel Aviv, Israel

         (c) Citizenship: Ma'aragim Enterprises Ltd. is organized under the laws of Israel.

         (d)      Title of Class of Securities:  Common Stock, $.001 par value.

         (e)      CUSIP Number:  640518106

ITEM 3.

         Not applicable.

ITEM 4.    OWNERSHIP

         (a)      Amount Beneficially Owned:  2,286,712

         (b)      Percent of Class:  6.3%

         (c)      Number of Shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:                2,286,712
                  (ii)  Shared power to vote or to direct the vote:                      0
                  (iii) Sole power to dispose or to direct the disposition of:   2,286,712
                  (iv) Shared power to dispose or to direct the disposition of:          0



                               Page 3 of 4 Pages

CUSIP No.  640518106


ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.



ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10.  CERTIFICATION.

         Not applicable.


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           MA'ARAGIM ENTERPRISES LTD.


Dated:  February 13, 2002                  /s/ Reuven Avital
                                           -------------------------------------
                                           Reuven Avital




                               Page 4 of 4 Pages